Filed by Ruthigen, Inc.

Commission File No.: 001-36199

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pulmatrix Inc.

On March 16, 2015, Ruthigen, Inc. issued the following press release:

Ruthigen and Pulmatrix Enter into Merger Agreement

SANTA ROSA, Calif., March 16, 2015 /PRNewswire/ -- Ruthigen, Inc. (NASDAQ: RTGN), a biopharmaceutical company ("Ruthigen"), and Pulmatrix, Inc., a Lexington, Massachusetts based clinical stage biotechnology company ("Pulmatrix"), announced today that on March 13, 2015, they have entered into a definitive merger agreement.  Upon the closing of the transactions contemplated by  the merger agreement, Pulmatrix will become a wholly-owned subsidiary of Ruthigen and all of Pulmatrix's debt and equity securities outstanding prior to the consummation of the merger will be exchanged for shares of Ruthigen common stock that will represent approximately 81% of the outstanding common stock of Ruthigen.  In connection with Pulmatrix's entry into the merger agreement, certain existing institutional investors in Pulmatrix entered into stock purchase agreements with Pulmatrix to invest an additional $10,000,000 in Pulmatrix upon the closing of the merger. Pulmatrix also raised approximately $4,500,000 in February 2015, in contemplation of entering into the merger agreement.

Upon completion of the merger, Ruthigen will be renamed Pulmatrix, and, pending NASDAQ approval of the merger, the surviving company's common stock will continue to trade on The NASDAQ Capital Market after the merger. It is anticipated that the combined company will focus its resources and efforts on the development of Pulmatrix's next-generation inhaled therapeutic products.

Upon completion of the merger, Dr. Robert Clarke, President and Chief Executive Officer of Pulmatrix, will be appointed as the President and Chief Executive Officer of the combined company and the combined company will be headquartered in Lexington, Massachusetts.  Prior to joining Pulmatrix in 2004, Dr. Clarke was a Director of Life Sciences at Alkermes, Inc. (ALKS). "We believe that a merger with Ruthigen provides a strong financial foundation with enhanced access to capital to further Pulmatrix's mission of innovative inhaled product development for patients with significant unmet needs in respiratory disease," Dr. Clarke said.  "This transaction represents an excellent opportunity to advance our novel iSPERSE inhaled dry powder platform and lead CF candidate into clinical development and to meet our long-term growth objective of building a leading company around a robust pipeline for respiratory disease."

Terry McGuire, senior Pulmatrix board member and founding partner at Polaris Partners, Pulmatrix's largest shareholder, noted, "This transaction provides significant momentum for Pulmatrix to achieve its goals in the next stage of its development."  Mr. McGuire co-founded several companies including Inspire Pharmaceuticals which was acquired by Merck & Co. (MRK) in 2011 and Advanced Inhalation Research, Inc. which was acquired by Alkermes, Inc. (ALKS) in 1999.  He also represented Polaris on the board of numerous life science companies including Decode Genetics, which was acquired by Amgen (AMGN); Transform Pharmaceuticals, which was acquired by Johnson & Johnson (JNJ); and Cubist Pharmaceuticals, which was acquired by Merck & Co. Dr. Scott Rocklage, the former Chairman and Chief Executive Officer of Cubist Pharmaceuticals, also serves on the board of Pulmatrix.  He is currently a managing partner at 5AM Ventures, another lead investor in Pulmatrix.  Dr. Rocklage commented, "The Pulmatrix board sees significant opportunities for growth based on the company's novel product pipeline built upon the unique iSPERSE technology." 5AM Ventures was a founding investor in Pearl Therapeutics which was acquired by AstraZeneca (AZN) in 2013.

Hojabr Alimi, Chairman and Chief Executive Officer of Ruthigen, said, "This merger has the potential to provide a significant business growth opportunity for our combined companies.  We hope that the introduction of a new team of scientists and management with a proven track record, as well as Pulmatrix's new drug development programs, will catalyze significant growth opportunities in the near future."

The merger, which has been approved by the board of directors of both companies, is subject to certain closing conditions, including NASDAQ approval of an initial listing of the merged entity's common stock on NASDAQ on a post-merger basis, approval of the merger by stockholders of Ruthigen and Pulmatrix, and other customary closing conditions.

Palladium Capital Advisors, LLC is serving as the placement agent and financial advisor to Pulmatrix. Dawson James Securities, Inc. acted as an advisor to Ruthigen.

This communication is being made with respect to the proposed merger transaction involving Ruthigen and Pulmatrix.  Ruthigen filed a current report on Form 8-K with the Securities and Exchange Commission ("SEC") on March 13, 2015 which included the merger agreement.  In addition, Ruthigen will file a registration statement on Form S-4 in connection with the issuance of shares of Ruthigen common stock in the merger of which a preliminary proxy statement will form a part in connection with the transaction and will mail the final proxy statement to Ruthigen stockholders of record at the record date for the special meeting of the stockholders to be held to provide requisite stockholder approvals of the proposed merger.  The proxy statement will contain information about Ruthigen, Pulmatrix, the proposed merger, and related matters. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT IS AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER.  In addition to receiving the proxy statement and proxy card by mail, Ruthigen stockholders will also be able to obtain the proxy statement, as well as other filings containing information about Ruthigen, without charge, from the SEC's web site (http://www.sec.gov) or, without charge, by contacting Sameer Harish at (707) 525-9900.

Ruthigen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Ruthigen's stockholders with respect to the matters relating to the proposed merger.  Pulmatrix may also be deemed a participant in such solicitation.  Information about Ruthigen's executive officers and directors is available in Ruthigen's Annual Report on Form 10-K/A for the year ended March 31, 2014 filed with the SEC on July 23, 2014.  Information regarding any interest that Pulmatrix or any of the executive officers or directors of Pulmatrix may have in the transaction with Ruthigen will be set forth in the proxy statement when it becomes available.

This announcement is neither a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Ruthigen.

About Pulmatrix

Pulmatrix is a clinical stage biotechnology company advancing a new generation of inhaled therapeutics in a novel dry powder delivery platform.  The platform, called iSPERSE (inhaled small particles easily respirable and emitted), represents a new paradigm in inhaled drug delivery using particle engineering to create dry powders with unique properties: aerodynamically small, dense particles for efficient dispersibility and delivery to the airways. The iSPERSE powders can be used with an array of dry powder inhaler technologies and can be formulated with virtually any drug substance.  Pulmatrix is advancing a pipeline of products including PUR0200, a once daily inhaled bronchodilator for chronic obstructive pulmonary disease and PUR1900, an inhaled anti-infective for the treatment of cystic fibrosis.  Both PUR0200 and PUR1900 are developed using Pulmatrix's iSPERSE technology.

About Ruthigen

Ruthigen is a biopharmaceutical company focused on the discovery, development and commercialization of novel therapeutics designed to prevent and treat infection in invasive applications.  Ruthigen's lead drug candidate, RUT58-60, is a broad-spectrum anti-infective that Ruthigen is developing for the prevention and treatment of infection in surgical and trauma procedures.  For more information, visit www.ruthigen.com.

Forward-Looking Statement Disclosure

This press release contains certain "forward-looking statements'' within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the efficacy of potential products, the timelines for bringing such products to market, and the availability of funding sources for continued development of such products.  Forward-looking statements are based on management's estimates, assumptions, and projections, and are subject to uncertainties, many of which are beyond the control of Ruthigen and/or Pulmatrix. Actual results may differ materially from those anticipated in any forward-looking statement.  Factors that may cause such differences include the risks that (a) there may be regulatory or litigation obstacles to completing the merger, or stockholders of Ruthigen  may not approve the merger, (b) The NASDAQ Capital Market may not accept the shares of the merged company for listing, (c) potential products that appear promising  cannot be shown to be efficacious or safe in subsequent preclinical or clinical trials, (d) appropriate or necessary governmental approvals to market  potential products may not be obtained, (e) funding  may not be available or obtained for product development or other needs, and (f) adequate legal protection, including patent protection, may not be secured or enforceable.